SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

Publicly Held Company

CALL NOTICE

SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

TO BE HELD ON FEBRUARY 25, 2022

Shareholders of Class “B" Preferred Shares in BRASKEM S.A. (“PNB Shareholders” and “Company”, respectively) are hereby invited to convene in a Special Meeting of PNB Shareholders, which will be held exclusively digital, pursuant to art. 4, §2, item I and art. 21-C, §2 and §3 of CVM Instruction 481, of December 17, 2009 (“CVM IN 481”), to be held on February 25, 2022, at 10:00 a.m., via the digital platform WebEx (“Digital Platform” and “Special Meeting”, respectively), to deliberate on the conversion of all Class “B" Preferred Shares issued by the Company into Class “A" Preferred Shares, in accordance with art. 136, §1 of Federal Law 6.404/76 (“Brazilian Corporation Law”), at the ratio of two (2) Class “B" Preferred Shares to one (1) Class “A" Preferred Shares.

Camaçari/BA, February 2, 2022

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board

General Information:

1. The consummation of the conversion that is the object of the Special Meeting is conditioned upon its approval by the General Meeting of shareholders of the Company, to be convened opportunely.

2. The Management Proposal (“Proposal”) that includes all the documentation pertinent to the matter on the Agenda, the other documents provided for in CVM IN 481 and other information pertinent to exercising voting rights in the Special Meeting, were made available on the date hereof, in accordance with CVM IN 481, and can be found on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br), of the Company (www.braskem.com.br/ri) and of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

3. As permitted by Brazilian Corporation Law and by CVM IN 481, the Special Meeting will be held exclusively digital, which means that PNB Shareholders may participate only via the Digital Platform, personally or by a proxy duly empowered in accordance with art. 21-C, §2 and 3§ of CVM IN 481, in which case PNB Shareholders may: (i) simply participate in the Special Meeting; or (ii) participate and vote in the Special Meeting.

Voting via absentee ballot will not be adopted for the purposes of the Meeting, in accordance with CVM IN 481.

4. Documents required for accessing the Digital Platform:

PNB Shareholders who wish to participate in the Special Meeting must send to the e-mail braskem-ri@braskem.com, requesting a confirmation message, at least 2 days prior to the date scheduled for the Special Meeting, i.e., by February 23, 2022, the following documents: (i) a statement issued by the depositary institution of the book-entry shares they hold that attests to their ownership of the Class “B" Preferred Shares” at least eight (8) days prior to the Special Meeting; (ii)  power-of-attorney, duly constituted in accordance with the law, in cases of representation of the PNB Shareholder, accompanied by the articles of incorporation, bylaws or articles of organization, the minutes of the election by the Board of Directors (if applicable) and the minutes of the election of the Officer if the PNB Shareholder is a legal person; and/or (iii) in the case of PNB Shareholders with fungible custody of registered shares, a statement with the respective shareholdings issued by the competent entity. In accordance with art. 5, §3 of CVM IN 481, PNB Shareholders who do not submit the documents required for participation by the deadline established herein will not be permitted to participate.

The Company clarifies that, exceptionally for this Special Meeting, it will waive the requirement to submit to the offices of the Company hardcopies of the documents showing the powers of attorney of PNB Shareholders, as well as the authentication of the signature of the grantor on the power-of-attorney of the PNB Shareholder, notarization, consularization, apostille and sworn translation of all representation documents of the PNB Shareholder, needing only send a simple copy of the original documents to the e-mail of the Company indicated above. The Company does not permit powers-of-attorney granted by PNB Shareholders via electronic means (i.e., powers-of-attorney signed digitally with any digital certification).

5. Detailed information on the rules and procedures for participating in the Special Meeting, including instructions for accessing the Digital Platform, can be found in the Manual for Participation by PNB Shareholders in the Special Meeting, the Management Proposal of the Company and other documents available on the websites of the CVM (www.cvm.gov.br), the Company (www.braskem-ri.com.br) and B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.